BY EDGAR
Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Macronix International Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2005
File No. 000-27884
Dear Mr. Webb:
     Set forth below are the responses of Macronix International Co., Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F for the year ended December 31, 2005, filed with the Commission on July 17, 2006. These comments were contained in the Staff’s comment letter to the Company dated August 1, 2006. The text of the numbered comments in the comment letter is set forth in this letter in italics, and the Company’s response to each comment immediately follows the italicized numbered comment.
Item 15. Controls and Procedures, page 97
1.	We note that management identified a control weakness and therefore concluded that Company’s disclosure controls and procedures were not effective. Please tell us and revise future filings to disclose all specific steps that management has taken to remediate the material weakness and why management believes such errors will not reoccur.

As disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2005, management identified a control weakness in connection with the appropriate valuation and recording of certain convertible bonds with embedded derivatives in a manner consistent with U.S. GAAP. The failure to appropriately value and record the convertible bonds with embedded derivatives caused the Company to restate its consolidated financial statements for the years ended December 31, 2003, and 2004 with respect to certain U.S. GAAP financial information disclosed in note 28 in the Company’s consolidated financial statements.

Management has concluded, as a result of the control weakness and consequent restatement, the Company’s disclosure controls and procedures were not effective as of December 31, 2005, and as of the date of the Company’s annual report on Form 20-F for the year ended December 31, 2005.

The Company is in the process of taking the following measures to remediate the existing material weakness in its disclosure controls, to enhance the training of the Company’s staff and to prevent the occurrence of any new material weakness:
●	Retain external specialists, and U.S. GAAP experts other than our external auditors in order to (i) periodically consult them on U.S. GAAP, (ii) discuss the Company’s material transactions during the planning stage and (iii) receive advice from such experts as needed by the Company.

●	Implement, with the assistance from U.S. GAAP experts, a recording, filing and reporting system to comply with U.S. GAAP guidance and requirements set forth under the Section 404 of the Sarbanes-Oxley Act of 2002.

●	Encourage and schedule the Company’s staff to participate in external training and seminars to improve staff members’ knowledge of U.S. GAAP. The Company will evaluate its accounting staff based upon their degree of U.S. GAAP competency as well as the number of mistakes made on recording and documentation.

●	Periodically invite external U.S. GAAP experts from professional accounting companies, other than the Company’s external auditors, to run the training panel on R.O.C. GAAP and U.S. GAAP knowledge for the Company’s accounting staff in order to enhance the overall staff’s GAAP competency.
The Company believes the errors in its valuation and recording of embedded derivatives in its convertible bonds will not reoccur since the Company has redeemed all of the outstanding convertible bonds with embedded derivatives on or before December 31, 2005. The Company believes that the disclosure control procedures set forth above will remediate any control weakness with respect to the valuation and recording of convertible bonds with embedded derivatives and other related topics in accordance with US GAAP should the Company issue any such convertible bonds in the future.

2.	We see the disclosures herein that “Our management has concluded that our disclosure controls and procedures were not sufficiently effective as of December 31, 2005 and as of the date of this annual report.” Please tell us why your use of the word “sufficiently” in the stated conclusion was necessary. Also, confirm your use of the word was not intended to qualify your stated conclusions regarding the ineffectiveness of your disclosure controls and procedures. Finally, please consider whether the use of the word “sufficiently” in your disclosure controls and procedures effectiveness conclusions is appropriate in your future filing.

The use of the word “sufficiently” was not intended to qualify the Company’s conclusion that its disclosure controls and procedures were not effective. The Company sought instead to indicate that it had already commenced addressing its control weakness although management determined such actions were, at the time of filing of the Form 20-F, insufficient to allow the Company to conclude that its disclosure controls and procedures were effective. The Company will not include the word “sufficiently” in its disclosure controls and procedures effectiveness conclusions and the Company will omit this term in future filings.
26. Segment Information, page F-66
3.	We note from your response to prior comment 4 that you operate in one segment. We also note the extended discussion of two strategic business units, beginning on page 20, which brings into question whether your Microelectronics and Memory Solution Group and the Integrated Solution Group meet the definition of separate operating segments under U.S. GAAP. Please address the following:
●	Tell us how you evaluated each of these business units to determine whether they met the criteria for an operating segment outlined in paragraph 10 of SFAS 131. Discuss the factors that support your conclusion.

●	To the extent that you aggregated operating segments, please explain to us how they met the aggregation criteria outlined in paragraph 17 of SFAS 131. Please describe the similar economic characteristics that they each exhibited and addressed how they met each of the additional five criteria outlined in that paragraph.
An operating segment is defined in paragraph 10 of SFAS No. 131 as a component of an enterprise with the following criteria:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprises’ chief operating decision maker to make decisions about resources to be allocated to the segment and assess it performance, and

c.	For which discrete financial information is available.

The Company does not prepare or review sets of separate financial information for its two business units, except the percentage of revenue by products. As a result, discrete financial information about the Company’s business units is not available. In addition, the operating results of the business units are not regularly reviewed by the Company’s chief operating decision maker (Mr. Miin Wu, Chairman and President of the Company), except for percentages of revenue by products as disclosed in the Company’s Form 20-F for the year ended December 31, 2005. Accordingly, under paragraph 10 of SFAS 131, neither business unit satisfies the criteria for an operating segment.
Because the Company does not have multiple operating segments, the aggregation criteria outlined in paragraph 17 of SFAS 131 is not applicable.
If the Staff has any questions or additional comments on this letter, please do not hesitate to contact us.
Sincerely,
Paul Yeh
Associate Vice President — Finance Center